UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2026

YM CORPORATION

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12780

Nevada

(State or other jurisdiction of incorporation or organization)

45-1689814

(IRS Employer Identification No.)

7997

(Primary Standard Industrial Classification Code)

Victor Rozier, Sr., Chief Executive Officer

288 Egg Harbor Road, Sewell, New Jersey 08080

Telephone: 856-535-8886

(Full mailing address of principal executive offices and issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

YM CORPORATION

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2026

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA contains forward-looking statements concerning the Company’s plans, objectives, expectations, intentions and future financial and operating performance. Forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “continue,” “could,” “should,” “potential” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers should consider the risks described in the Company’s qualified offering statement and related offering circular, as amended or supplemented, together with the other information contained in this Semiannual Report. The Company undertakes no obligation to update forward-looking statements except as required by applicable law.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company’s unaudited condensed consolidated financial statements and related notes included in Item 3 of this Semiannual Report. Unless the context otherwise requires, references to “YM,” the “Company,” “we,” “us,” and “our” refer to YM Corporation and its consolidated subsidiaries.

Overview

YM Corporation, formerly Monstero Holdings Corp., is a Nevada corporation that completed a reverse recapitalization during 2025 and operates as a holding company through its wholly owned subsidiaries, YM Athletics LLC (“YM Athletics”) and Highland Media & Entertainment Group, LLC (“Highland Media”). YM Athletics conducts the Company’s youth sports, athletic programming, tournaments, showcases, sponsorship, merchandising and related activities. Highland Media is focused on the development, production, ownership, distribution and monetization of original media and entertainment content. During the six months ended June 30, 2026, substantially all revenue was generated by YM Athletics, while Highland Media remained primarily in the development and content production stage and did not generate material revenue.

During the six months ended June 30, 2026, the Company generated revenue of $213,284 and net income of $1,630 compared with revenue of $205,726 and net income of $1,370 during the six months ended June 30, 2025.

Results of Operations

Revenue Category	2026	2025	$ Change	% Change
Corporate Sponsorship and Partnership Revenue	$178,625	$159,548	$19,077	12.0%
Event and Tournament Revenue	$2,252	$22,567	$(20,315)	-90.0%
Sports Programming Revenue	$9,863	$11,294	$(1,431)	-12.7%
Merchandising and Consumer Products Revenue	$22,544	$12,316	$10,228	83.0%
Total Revenue	$213,284	$205,726	$7,558	3.7%

Total revenue increased by $7,558 or 3.7%, to $213,284 for the six months ended June 30, 2026 from $205,726 for the comparable 2025 period. The increase was driven primarily by higher corporate sponsorship and partnership revenue and merchandising and consumer products revenue, partially offset by lower event and tournament revenue and sports programming revenue.

Corporate sponsorship and partnership revenue increased $19,077 or 12.0%. This category represented approximately 84% of total revenue in 2026, compared with approximately 78% in 2025, demonstrating the Company’s continued concentration in sponsorship-based revenue.

Merchandising and consumer products revenue increased $10,228 or 83.0%. Event and tournament revenue decreased $20,315 or 90.0%, and sports programming revenue decreased $1,431 or 12.7%. Management expects revenue mix to vary between interim periods based on the timing of sponsorship arrangements, sports seasons, tournaments, events and merchandising activity.

Operating Expenses

Expense Category	2026	2025	$ Change	% Change
Event Operations and Production Costs	$162,955	$173,682	$(10,727)	-6.2%
Advertising and Marketing	$15,026	$7,676	$7,350	95.8%
Consulting and Business Development	$3,590	$0	$3,590	N/M
Media Production and Intellectual Property Costs	$300	$0	$300	N/M
General and Administrative Expenses	$29,783	$22,634	$7,149	31.6%
Total Operating Expenses	$211,654	$203,992	$7,662	3.8%

Total operating expenses increased by $7,662 or 3.8% to $211,654 for the six months ended June 30, 2026, compared with $203,992 for the six months ended June 30, 2025. General and administrative expenses increased by $7,149, advertising and marketing expense increased by $7,350, consulting and business development expense increased by $3,590, and media production and intellectual property costs increased by $300. These increases were partially offset by a $10,727 decrease in event operations and production costs.

Advertising and marketing expense increased by $7,350 or 95.8%, reflecting increased investment in marketing, social media and content-related activities. Consulting and business development expense was $3,590 in 2026 compared with no expense in the comparable 2025 period. Media production and intellectual property costs were $300 in 2026 compared with no expense in the comparable 2025 period.

Net Income

The Company reported net income of $1,630 for the six months ended June 30, 2026 compared with $1,370 for the six months ended June 30, 2025, an increase of $260 The increase resulted from higher revenue and the absence of an income tax provision for 2026, partially offset by higher operating expenses. The Company recorded no income tax provision for the 2026 interim period, compared with an income tax provision of $364 for the 2025 interim period.

Financial Condition

At June 30, 2026, the Company had total assets of approximately $119,396, compared with $103,481 at December 31, 2025. Current assets were approximately $53,308 at June 30, 2026 compared with $54,951 at December 31, 2025. The principal changes included cash decreasing to approximately $1,880 from $7,725, inventory increasing to approximately $36,294 from $30,134, strategic media and content investments increasing to approximately $62,656 from $46,412, and net property and equipment increasing to approximately $3,432 from $2,118.

The Company had no accounts payable and accrued expenses at June 30, 2026 compared with $3,500 at December 31, 2025. Stockholders’ equity was approximately $119,396 at June 30, 2026 compared with approximately $99,981 at December 31, 2025.

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash and cash equivalents of approximately $1,880. Although the Company generated positive net income during the six-month period, its cash resources remain limited relative to anticipated operating and growth requirements. The Company’s ability to fund future operations depends on cash generated from operations, disciplined management of expenditures and, when necessary, access to additional capital. The two Form D notices filed in September 2026 did not provide liquidity to the Company because, as confirmed by the Chief Executive Officer, no securities were sold and no proceeds were received under either proposed offering.

Cash Flow Category	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Net cash used in operating activities	$(4,532)	$(10,162)
Net cash used in investing activities	$(1,313)	$(25,532)
Net cash provided by financing activities	$0	$37,030
Net change in cash and cash equivalents	$(5,845)	$1,336
Ending cash and cash equivalents	$1,880	$3,862

Net cash used in operating activities was approximately ($4,532) during the six months ended June 30, 2026 compared with ($10,162) during the comparable 2025 period. The improvement primarily reflected lower cash used for inventory and higher net income, partially offset by changes in accounts payable and accrued expenses and other operating activities.

Net cash used in investing activities was approximately ($1,313) during the 2026 period, consisting principally of capital expenditures, compared with approximately ($25,532) in 2025, which included approximately $25,001 of film and documentary production expenditures. The Company had no cash flows from financing activities during the six months ended June 30, 2026, compared with approximately $37,030 of additional paid-in capital during the comparable 2025 period.

Regulation A Offering and Subsequent Capital-Raising Developments

On July 27, 2026, subsequent to the June 30, 2026 balance sheet date, the Company’s offering statement on Form 1-A filed pursuant to Regulation A under the Securities Act of 1933, as amended, was qualified by the Securities and Exchange Commission. Pursuant to the qualified offering statement, the Company may offer and sell up to 12,500,000 shares of common stock at an offering price of $5.00 per share, representing maximum potential gross proceeds of up to $62,500,000 before offering expenses and other applicable costs. Qualification of the offering does not constitute committed financing, and there can be no assurance regarding the number of shares that will be sold or the amount of proceeds, if any, the Company will receive.

In September 2026, two Form D notices were filed concerning proposed offerings by the Company. The notices described differing proposed terms, including the type of securities and aggregate offering amount. The Company is not stating in this report that either notice was valid, properly authorized, corrected, superseded or abandoned. The Chief Executive Officer has confirmed that no securities were sold and no proceeds were received under either proposed offering.

Going Concern and Management’s Plans

As of June 30, 2026, the Company had cash and cash equivalents of approximately $1,880 and used approximately $4,532 of cash in operating activities during the six months then ended. Although the Company generated net income during the period, its available cash resources are limited relative to its anticipated operating requirements and planned growth initiatives.

Management’s plans include increasing revenue from existing operations; expanding sponsorship, sports programming, merchandising, event and media-related activities; controlling operating expenditures; and seeking additional financing when appropriate. The qualified Regulation A offering provides a potential source of equity capital but does not constitute committed financing. In addition, no securities were sold and no proceeds were received under either proposed offering described in the September 2026 Form D notices.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements were available to be issued. Management’s plans have not alleviated that substantial doubt. See Note 7 to the unaudited condensed consolidated financial statements for additional information.

Known Trends and Uncertainties

The Company’s operating results may fluctuate due to the timing and concentration of sponsorship agreements, the seasonal nature and scheduling of youth sports programming and events, consumer demand for merchandise, the timing and cost of media production, and the Company’s ability to obtain capital to support expansion. Corporate sponsorship and partnership revenue represented approximately 84% of total revenue during the six months ended June 30, 2026, and the Company therefore remains exposed to concentration risk associated with sponsorship revenue. Management intends to continue developing additional revenue streams, but there can be no assurance that such efforts will be successful.

Critical Accounting Policies and Estimates

Management’s discussion and analysis is based on financial statements prepared in accordance with U.S. GAAP. The preparation of these financial statements requires estimates and assumptions affecting reported amounts and related disclosures. The accounting policies management considers most relevant to understanding the financial statements include revenue recognition under ASC 606, valuation of accounts receivable and inventory, capitalization and evaluation of long-lived assets, and the assessment of going concern considerations. Actual results may differ from management’s estimates.

Off-Balance-Sheet Arrangements and Contractual Obligations

As of June 30, 2026, the Company had no outstanding long-term debt obligations and no material contractual commitments, lease obligations or other long-term financing arrangements requiring disclosure under applicable accounting guidance, as reflected in the accompanying notes to the financial statements.

ITEM 2. OTHER INFORMATION

On July 27, 2026, the Company’s offering statement on Form 1-A was qualified, as described under Item 1 and Note 10 to the unaudited condensed consolidated financial statements. In September 2026, two Form D notices were filed concerning proposed offerings by the Company. The notices reflected differing proposed terms, including the type of securities and aggregate offering amount. The Company is not stating in this report that either notice was valid, properly authorized, corrected, superseded or abandoned. The Chief Executive Officer has confirmed that no securities were sold and no proceeds were received under either proposed offering.

ITEM 3. FINANCIAL STATEMENTS

The following unaudited condensed consolidated financial statements of YM Corporation are included in this Semiannual Report:

●	Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025

●	Consolidated Statements of Operations for the six months ended June 30, 2026 and 2025

●	Consolidated Statements of Cash Flows for the six months ended June 30, 2026 and 2025

●	Consolidated Statement of Changes in Stockholders’ Equity for the six months ended June 30, 2026

●	Notes to Unaudited Condensed Consolidated Financial Statements

YM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current Assets:
Cash and Cash Equivalents	$1,880	$7,725
Accounts Receivable, Net	$100	$100
Inventory	$36,294	$30,134
Prepaid Expenses and Other Assets	$15,034	$16,992
Total Current Assets	$53,308	$54,951
Strategic Media and Content Investments	$62,656	$46,412
Property and Equipment, Net	$3,432	$2,118
Total Assets	$119,396	$103,481

Liabilities and Stockholders’ Equity
Accounts Payable and Accrued Expenses	$0	$3,500
Total Liabilities	$0	$3,500
Preferred Stock	$1	$1
Common Stock	$153,262	$153,262
Additional Paid-In Capital	$1,014,583	$996,798
Accumulated Deficit	$(1,048,450)	$(1,050,080)
Total Stockholders’ Equity	$119,396	$99,981
Total Liabilities and Stockholders’ Equity	$119,396	$103,481

See accompanying notes to unaudited condensed consolidated financial statements.

YM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Corporate Sponsorship and Partnership Revenue	$178,625	$159,548
Event and Tournament Revenue	$2,252	$22,567
Sports Programming Revenue	$9,863	$11,294
Merchandising and Consumer Products Revenue	$22,544	$12,316
Total Revenue	$213,284	$205,726

Event Operations and Production Costs	$162,955	$173,682
Advertising and Marketing	$15,026	$7,676
Consulting and Business Development	$3,590	$0
Media Production and Intellectual Property Costs	$300	$0
General and Administrative Expenses	$29,783	$22,634
Total Operating Expenses	$211,654	$203,992

Income Tax Provision	$0	$364

Net Income	$1,630	$1,370

Basic Earnings Per Share	$0.0000106	$0.0000089
Weighted Average Shares Outstanding	153,262,215	153,262,215

See accompanying notes to unaudited condensed consolidated financial statements.

YM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Net Income	$1,630	$1,370

Accounts Payable and Accrued Expenses	$0	$1,750
Accounts Receivable	$0	$(374)
Inventory	$(6,162)	$(13,272)
Other Operating Activities	$0	$364
Net Cash Used in Operating Activities	$(4,532)	$(10,162)

Capital Expenditures	$(1,313)	$(531)
Film and Documentary Production	$0	$(25,001)
Net Cash Used in Investing Activities	$(1,313)	$(25,532)

Additional Paid-In Capital	$0	$37,030
Net Cash from Financing Activities	$0	$37,030

Net Change in Cash and Cash Equivalents	$(5,845)	$1,336
Cash and Cash Equivalents, Beginning of Period	$7,725	$2,526
Cash and Cash Equivalents, End of Period	$1,880	$3,862
Interest Paid in Cash	$0	$0
Taxes Paid	$0	$0

Supplemental noncash financing activity (2026): $17,785 related-party payable forgiven by the Chief Executive Officer and credited to additional paid-in capital. No cash was received or paid.

See accompanying notes to unaudited condensed consolidated financial statements.

YM CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026
(Unaudited)

Description	Common shares	Common amount	Preferred shares	Preferred amount	Additional paid-in capital	Accumulated deficit	Total equity
Balance at December 31, 2025	153,262,215	153,262	75	1.00	996,798.00	(1,050,080.36)	99,981
Non-Cash Capital Contribution from Chief Executive Officer	0	0.00			17,785	0.00	17,785
Net income					0	1,630	1,630
Dividends and dividend equivalents declared						0.00	0.00
Common stock repurchased						0.00	0.00
Other comprehensive income/(loss)
Balance at June 30, 2026	153,262,215	153,262	75	1.00	1,014,583.00	(1,048,450.00)	119,396

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

YM Corporation, formerly Monstero Holdings Corp., is a Nevada corporation. The Company completed a reverse recapitalization transaction during 2025 and operates through YM Athletics LLC and Highland Media & Entertainment Group, LLC. The accompanying interim financial statements have been prepared in accordance with U.S. GAAP. Revenue for the six months ended June 30, 2026 totaled $213,284 and consisted primarily of corporate sponsorship and partnership revenue.

Operating Subsidiaries

YM Athletics LLC

YM Athletics LLC (“YM Athletics”) is the Company’s wholly owned sports operations subsidiary. YM Athletics is engaged in the organization and operation of youth sports programs, competitive athletic teams, tournaments, showcases, camps, clinics, training programs, and related sponsorship activities. The subsidiary generates revenue through corporate sponsorship and partnership arrangements, sports programming fees, tournament and event operations, merchandising activities, and related athletic development initiatives. YM Athletics primarily serves youth and amateur athletes throughout the Mid-Atlantic region and operates a platform designed to provide athletic development, competition, exposure, and community engagement opportunities.

Highland Media & Entertainment Group, LLC

Highland Media & Entertainment Group, LLC (“Highland Media”) is the Company’s wholly owned media and entertainment subsidiary. Highland Media is focused on the development, production, ownership, distribution, and monetization of original media content, including documentaries, digital programming, films, podcasts, music-related content, and other intellectual property assets. The subsidiary’s business strategy is centered on building proprietary content libraries, expanding audience engagement, and creating long-term revenue opportunities through licensing, distribution, advertising, sponsorship integration, subscription services, and other content monetization initiatives. During the six months ended June 30, 2026, Highland Media remained primarily in the development and content production stage and did not generate material revenue.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations applicable to interim reporting.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for the interim period have been included. Such adjustments consist only of normal recurring adjustments.

The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2026.

Basis of Presentation and Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of YM Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company prepares its financial statements using the accrual basis of accounting.

Use of Estimates, Assumptions and Reclassifications

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures.

Significant estimates and assumptions may include, but are not limited to:

revenue recognition;

valuation of receivables and inventory;

accrued liabilities and operating expenses;

useful lives of long-lived assets; and

assessment of going concern considerations.

Management bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Certain prior period amounts, where applicable, may have been reclassified to conform to the current presentation period. Such reclassifications had no effect on previously reported net income, total assets, total liabilities, or stockholders’ equity.

Revenue Recognition

The Company’s revenue is derived primarily from sports programming, event and tournament operations, corporate sponsorship and partnership arrangements, merchandising activities, and related media and training initiatives.

Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

Sports programming, tournament, and event revenues are recognized during the period in which the related services are provided. Sponsorship and partnership revenues are recognized in accordance with the underlying contractual arrangements as performance obligations are satisfied. Merchandising and consumer product revenues are recognized at the point in time products are delivered to customers.

Cost of revenues includes direct and indirect costs associated with event operations, program delivery, content production, merchandising activities, and related operational support expenses.

During the six months ended June 30, 2026, substantially all revenue was generated through YM Athletics, the Company’s wholly owned operating subsidiary.

Revenue for the six months ended June 30, 2026 consisted of the following:

Corporate Sponsorship and Partnership Revenue	$178,625	(84%)
Merchandising and Consumer Products Revenue	$22,544	(11%)
Sports Programming Revenue	$9,863	(5%)
Event and Tournament Revenue	$2,252	(1%)
Total Revenue	$213,284	(100%)

Highland Media & Entertainment Group remained in a development and content production phase during the six-month period and did not generate material revenue during the period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents.

Cash and cash equivalents are maintained with financial institutions and may, at times, exceed federally insured limits. The Company has not experienced any losses related to such balances and believes its exposure to credit risk is not significant.

As of June 30, 2026 and December 31, 2025, the Company reported cash and cash equivalents of $1,880 and $7,725, respectively.

Inventory

Inventory consists primarily of branded apparel, athletic merchandise, and related consumer products held for sale in the ordinary course of business. Inventory is stated at the lower of cost or net realizable value.

The Company periodically evaluates inventory for excess quantities, obsolescence, or declines in estimated net realizable value and records adjustments when necessary.

As of June 30, 2026 and December 31, 2025, inventory totaled $36,294 and $30,134, respectively. Management determined that no inventory reserves were necessary as of June 30, 2026 or December 31, 2025.

Strategic Media and Content Investments

Strategic media and content investments were $62,656 at June 30, 2026 and $46,412 at December 31, 2025, respectively, representing an increase of $16,244 during the six months ended June 30, 2026.

These investments relate to the development, production, post-production, and distribution preparation activities of Highland Media & Entertainment Group, LLC (“Highland Media”), the Company’s wholly owned media and entertainment subsidiary. Highland Media owns 100% of the underlying intellectual property rights associated with its feature film and original documentary series, subject to applicable third-party distribution and licensing agreements. During the six months ended June 30, 2026, the Company allocated approximately $9,746, representing 60% of additional media investments, to its feature film. These expenditures supported the completion, distribution preparation, and commercial exploitation of the production. The feature film was not commercially released as of June 30, 2026. Subsequent to the reporting period, the film was released in August 2026 through third-party digital distribution channels. As of June 30, 2026, the Company had not recognized any revenue associated with the film.

Original Documentary Series Development and Post-Production.

During the six months ended June 30, 2026, the Company allocated approximately $6,498, representing 40% of additional media investments, to the continuing post-production of its original documentary series, Built Different. The series remained in post-production as of June 30, 2026, with expenditures associated with editing, sound design, color correction, graphics, music integration, mastering, and preparation for commercial distribution.

Accounting Treatment and Amortization

The Company evaluates qualifying production and post-production expenditures in accordance with Accounting Standards Codification (“ASC”) 926, Entertainment—Films.

As of June 30, 2026, neither the feature film nor the documentary series had commenced commercial distribution. Accordingly, no amortization expense had been recorded on these productions during the six months ended June 30, 2026.

Following the feature film’s commercial release in August 2026, the Company will apply the applicable film-cost amortization methodology under ASC 926, including the individual-film-forecast-computation method, as appropriate.

The Company evaluates its capitalized media investments for impairment in accordance with applicable accounting guidance, considering estimated future revenues, anticipated distribution performance, contractual rights, and other relevant circumstances.

There can be no assurance that future distribution, licensing, advertising, or other monetization activities will generate sufficient revenue to recover the carrying amounts of these investments.

NOTE 2 – ACCOUNTS RECEIVABLE

Accounts receivable consist primarily of amounts due from customers related to sponsorship arrangements, event operations, merchandise sales, and other business activities conducted in the ordinary course of operations.

Accounts receivable are recorded at net realizable value. The Company evaluates receivables for collectability and records an allowance for doubtful accounts based on historical experience, specific customer circumstances, and other relevant factors, when necessary.

As of June 30, 2026, accounts receivable totaled $100 compared to $100 as of December 31, 2025.

Management determined that no allowance for doubtful accounts was necessary as of June 30, 2026.

NOTE 3 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist primarily of obligations incurred in the ordinary course of business operations, including event-related expenses, operating costs, professional fees, and other accrued liabilities.

As of June 30, 2026, the Company had no accounts payable or accrued expenses outstanding compared to $3,500 at December 31, 2025. During the six months ended June 30, 2026, the Company’s Chief Executive Officer paid $17,785 of operating and administrative expenses on behalf of the Company. The Company recorded the expenses and a corresponding related-party payable. During the same period, the Chief Executive Officer forgave the Company’s reimbursement obligation in his capacity as a stockholder. The Company accounted for the forgiveness as a noncash capital contribution by reducing the related-party payable and increasing additional paid-in capital by $17,785. The transaction did not involve the receipt or payment of cash by the Company.

NOTE 4 – STOCKHOLDERS’ EQUITY

As of June 30, 2026, total stockholders’ equity was approximately $119,396 compared with $99,981 as of December 31, 2025. The increase in stockholders’ equity was attributable primarily to net income of $1,630 generated during the six months ended June 30, 2026, and a noncash capital contribution of $17,785 resulting from the forgiveness of amounts previously owed by the Company to its Chief Executive Officer. The debt forgiveness was recorded as an increase to additional paid-in capital and did not result in any cash inflow or affect the Company’s net income for the reporting period. The Company had 153,262,215 shares of common stock issued and outstanding and reported additional paid-in capital of $1,014,583 and an accumulated deficit of approximately $1,048,450 as of June 30, 2026.

Capital Stock

The Company is authorized to issue 190,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2026 and December 31, 2025, the Company had 153,262,215 shares of common stock and 75 shares of Series A Super Voting Preferred Stock issued and outstanding. There were no changes in the Company’s authorized capital stock or in the number of issued and outstanding shares of common or preferred stock during the six months ended June 30, 2026.

Preferred Stock

The Company has designated 75 shares of its authorized preferred stock as Series A Super Voting Preferred Stock, all of which were issued and outstanding as of June 30, 2026 and December 31, 2025. The Series A Super Voting Preferred Stock votes together with the common stock as a single class on matters submitted to stockholders. Collectively, the holders of the Series A Super Voting Preferred Stock possess voting power equal to 75% of the total voting power of all outstanding voting securities of the Company.

The Series A Super Voting Preferred Stock has no liquidation preference, redemption rights or dividend entitlement and is not convertible into common stock or any other class of the Company’s capital stock. All 75 outstanding shares were held by Victor S. Rozier, Sr. as of June 30, 2026.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Estimated useful lives generally range from three to forty years, depending on the nature and classification of the underlying assets.

Expenditures for maintenance and repairs are charged to expense as incurred, while significant improvements and betterments are capitalized.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

As of June 30, 2026, property and equipment, net, totaled $3,432 compared with $2,118 as of December 31, 2025. The increase was primarily attributable to capital expenditures incurred during the ordinary course of operations.

NOTE 6 – LONG-TERM DEBT AND COMMITMENTS

As of June 30, 2026 and December 31, 2025, the Company had no outstanding long-term debt obligations.

In addition, the Company had no material contractual commitments, lease obligations, or other long-term financing arrangements requiring disclosure under applicable accounting guidance as of June 30, 2026.

NOTE 7 – GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

The Company generated revenue of approximately $213,284 and net income of approximately $1,630 during the six months ended June 30, 2026. As of June 30, 2026, the Company had cash and cash equivalents of approximately $1,880 and used approximately $4,532 of cash in operating activities during the six-month period. Although the Company generated positive net income during the period, its available cash resources are limited relative to its anticipated operating requirements and planned growth initiatives.

The Company’s ability to continue operations is dependent upon its ability to generate sufficient cash flows from operations, manage operating expenditures, and obtain additional financing when necessary. The Company’s Regulation A offering was qualified by the SEC on July 27, 2026 and provides a potential source of additional equity capital; however, qualification does not constitute committed financing, and there can be no assurance that the Company will sell any securities or receive any particular amount of proceeds under the offering. The two Form D notices filed in September 2026 also did not provide financing because no securities were sold and no proceeds were received under either proposed offering.

Management’s plans intended to mitigate these conditions include increasing revenue from existing business activities; expanding sponsorship, sports programming, merchandising, event and media-related operations; controlling and prioritizing operating expenditures; and seeking additional debt or equity financing when appropriate. The Company’s ability to implement these plans is subject to uncertainty, and there can be no assurance that the Company will generate sufficient operating cash flows or obtain additional financing on acceptable terms.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after October 27, 2026, the date the unaudited condensed consolidated financial statements were available to be issued. Management’s plans have not alleviated that substantial doubt.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result if the Company is unable to continue as a going concern.

NOTE 8 – REVERSE RECAPITALIZATION / NO GOODWILL RECOGNIZED

During the year ended December 31, 2025, the Company completed a reverse recapitalization transaction involving the acquisition of YM Athletics LLC and Highland Media & Entertainment Group, LLC.

Because the legacy public shell company did not have substantive operations and did not meet the definition of a business under Accounting Standards Codification (“ASC”) 805, Business Combinations, the transaction was accounted for as a reverse recapitalization rather than a business combination.

Accordingly, no goodwill or other intangible assets were recognized in connection with the transaction.

NOTE 9 – BASIC EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the applicable period. The Company had a simple capital structure and no potentially dilutive securities outstanding during either of the periods presented. Accordingly, presentation of diluted earnings per share is not required.

For the six months ended June 30, 2026 and 2025, net income available to common stockholders was $1,630 and $1,370, respectively; weighted-average common shares outstanding were 153,262,215 for each period; and basic earnings per share was $0.0000106 and $0.0000089, respectively.

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated subsequent events through October 30, 2026, the date the unaudited condensed consolidated financial statements were available to be issued, in accordance with ASC 855, Subsequent Events. In August 2026, Highland Media & Entertainment Group, LLC, the Company’s wholly owned media and entertainment subsidiary, commenced commercial distribution of its feature film through third-party digital distribution platforms. The release occurred after the June 30, 2026 balance-sheet date and did not require adjustment to the Company’s unaudited condensed consolidated financial statements as of June 30, 2026.

Qualification of Regulation A Offering

On July 27, 2026, subsequent to the June 30, 2026 balance sheet date, the Company’s offering statement on Form 1-A filed pursuant to Regulation A under the Securities Act of 1933, as amended, was qualified by the United States Securities and Exchange Commission (the “SEC”).

Pursuant to the qualified offering statement, the Company may offer and sell up to 12,500,000 shares of its common stock at an offering price of $5.00 per share, representing maximum potential gross offering proceeds of up to $62,500,000, before offering expenses and other applicable costs.

The qualification of the offering statement provides the Company with a mechanism to raise additional equity capital pursuant to the terms of the qualified offering statement and related offering circular. There can be no assurance as to the number of shares that will ultimately be sold or the amount of proceeds, if any, that the Company will receive from the offering.

The SEC’s qualification of the offering statement does not constitute an endorsement of the Company or the securities offered, nor does it constitute a determination by the SEC as to the merits of the offering.

Because the offering statement was qualified subsequent to June 30, 2026, the qualification did not result in the recognition of offering proceeds, additional paid-in capital, the issuance of additional shares, or any other adjustment to the Company’s financial statements as of June 30, 2026. Securities subsequently issued and proceeds received pursuant to the offering will be recognized in the applicable reporting periods as such transactions occur.

September 2026 Form D Notices

In September 2026, two Form D notices were filed concerning proposed offerings by the Company. The notices described differing proposed terms, including the type of securities and aggregate offering amount. The Company is not stating in these financial statements that either notice was valid, properly authorized, corrected, superseded or abandoned. The Chief Executive Officer has confirmed that no securities were sold and no proceeds were received under either proposed offering through the date these financial statements were available to be issued.

Except as described in this Note 10, management identified no subsequent events requiring recognition or additional disclosure in the accompanying unaudited condensed consolidated financial statements.

ITEM 4. EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description
2.1	Articles of Incorporation dated August 17, 2006 and all Nevada state filings through August 30, 2017, incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A/A filed June 30, 2026.
2.2	Certificate of Revival filed in Nevada dated September 19, 2025, incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A/A filed June 30, 2026.
2.3	Bylaws, incorporated by reference to Exhibit 2.3 to the Company’s Form 1-A/A filed June 30, 2026.
2.4	Certificate of Designation for Series A Super Voting Preferred Stock dated September 29, 2025, incorporated by reference to Exhibit 2.4 to the Company’s Form 1-A/A filed June 30, 2026.
2.5	Certificate of Amendment filed in Nevada dated December 23, 2025, incorporated by reference to Exhibit 2.5 to the Company’s Form 1-A/A filed June 30, 2026.
4.1	Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A/A filed June 30, 2026.
6.1

Share Exchange Agreement with Young Morroccos YM Corporation, a New Jersey corporation, dated September 25, 2025, incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A/A filed June 30, 2026.

6.2	Employment Agreement with Victor S. Rozier, Sr. dated June 30, 2026, incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A/A filed June 30, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM CORPORATION

By:	/s/ Victor S. Rozier, Sr.
Victor S. Rozier, Sr.
Chief Executive Officer, Chief Financial Officer, President and Treasurer
Date:	October 30, 2026

Pursuant to the requirements of Regulation A, this Semiannual Report on Form 1-SA has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Victor S. Rozier, Sr.
Victor S. Rozier, Sr.
Chief Executive Officer, Chief Financial Officer, President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
Date:	October 30, 2026

/s/ Tennille Rozier
Tennille Rozier
Secretary and Director
Date:	October 30, 2026